UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Commission File Number: 000-26299

NOTIFICATION OF LATE FILING

(Check One):        ☒  Form 10-K        ☐  Form 11-K        ☐  Form 20-F        ☐  Form 10-Q        ☐  Form N-SAR

For Period Ended: September 30, 2002

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Ariba, Inc.
Full name of registrant
Former name if applicable 807 11th Ave.
Address of principal executive office (Street and number) Sunnyvale, CA 94089
City, state and zip code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 11-K, Form 20-F, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On December 31, 2002, the registrant announced that it will restate its financial statements for the fiscal year ended September 30, 2001 and for the quarter ended March 31, 2001 as a result of an ongoing review by its audit committee. The review is focused on the accounting treatment relating to certain benefits to a limited number of employees of the registrant during fiscal years 2000 and 2001.

The audit committee’s review has primarily focused on a $10 million payment, provided personally by Keith Krach, the registrant’s chairman and co-founder, in March 2001 to Larry Mueller, the registrant’s president and chief operating officer at the time of the payment. Because no funds of the registrant were used and there was no commitment to or from the registrant, the registrant originally viewed the payment as a personal transaction. The registrant has now concluded that for accounting purposes, it should treat the $10 million payment as a capital contribution from Mr. Krach to the registrant and the payment of compensation from the registrant to Mr. Mueller.

The $10 million payment at issue does not affect the registrant’s results of operations for fiscal year 2002 nor does it affect the registrant’s results of operations for any quarter other than the quarter ended March 31, 2001. The registrant’s restated financial statements for the fiscal year ended September 30, 2001 and for the quarter ended March 31, 2001 will reflect a non-cash charge to the registrant’s fiscal 2001 operating expenses that does not affect the registrant’s cash balances, net assets or total stockholders’ equity at March 31, 2001 or for any other period.

The audit committee began this review on December 21, 2002, and expects to complete it shortly. Although the review is not completed, the registrant has determined that it will restate its financial statements for the fiscal year ended September 30, 2001 and the quarter ended March 31, 2001. The registrant’s previously filed financial statements for these periods do not reflect the $10 million payment. As a result, the restated financial statements will disclose an additional $10 million in compensation expense for such periods. Investors accordingly should not rely on the financial information contained in the registrant’s previously filed annual report on Form 10-K for the fiscal year ended September 30, 2001 or in the registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2001. Restated financial statements for these periods will be included in the registrant’s annual report on Form 10-K for the fiscal year ended September 30, 2002 when filed with the SEC.

Because the audit committee’s review is not yet complete, the registrant is not yet able to finalize its restated financial statements or to secure appropriate review by its external auditors in order to file its annual report on Form 10-K for the fiscal year ended September 30, 2002 within the prescribed time period.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Information disclosed herein involves the registrant’s expectations, beliefs, hopes, plans, intentions or strategies regarding the future and constitutes forward-looking statements that involve risks and uncertainties. All forward-looking statements included herein are based upon information available to the registrant as of the date hereof, and the registrant assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from the registrant’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: delays in development or shipment of new versions of the registrant’s products and services; lack of market acceptance of the registrant’s existing or future products or services; inability to continue to develop competitive new products and services on a timely basis; introduction of new products or services by major competitors; the registrant’s ability to attract and retain qualified employees; difficulties in assimilating acquired companies; the impact of recent workforce reductions on the registrant’s operations; lengthening sales cycles and the deferrals of anticipated orders; declining economic conditions, including a recession; inability to control costs; changes in the registrant’s pricing or compensation policies; inability to successfully manage a reduction in the registrant’s workforce; significant fluctuations in the registrant’s stock price; the possibility that the Audit Committee’s review may result in a determination to further restate the registrant’s financial statements, which could have a material adverse effect on the registrant’s reported financial results; the possibility that the registrant may not be able to file its annual report on Form 10-K for the fiscal year ended September 30, 2002 within the permitted fifteen-day extension period provided by Rule 12b-25, resulting in the failure of such annual report on Form
10-K to have been filed on a timely basis; and the possibility that stockholders or regulatory authorities may initiate proceedings against the registrant and/or its officers and directors as a result of the restatement. Factors and risks associated with the registrant’s business, including a number of the factors and risks described above, are discussed in the Company’s Form 10-K/A filed December 31, 2001 and in its Form 10-Q filed August 14, 2002.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

James W. Frankola	(650)	390-1000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes        ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes        ☐  No

On October 23, 2002, the registrant issued a press release containing its unaudited condensed consolidated balance sheet as of September 30, 2002 and its statement of operations for the fiscal year then ended. As was disclosed in those financial statements, the registrant’s results of operations for the fiscal year ended September 30, 2002 changed significantly from its results of operations for the fiscal year ended September 30, 2001. The registrant’s revenues for fiscal year 2002 decreased significantly from its revenues for fiscal year 2001, from $401.6 million to $229.2 million. The registrant’s net loss for the fiscal year ended September 30, 2002 was $660.8 million, or $2.55 per share, a significant decrease from a net loss for the fiscal year ended September 30, 2001 of $2,680.7 million, or $10.96 per share. The registrant does not expect that the outcome of the audit committee review described in Part III above will have a material impact on its results of operations for the fiscal year ended September 30, 2002 as reported in the October 23, 2002 press release, nor significantly affect the trend of the changes from its results of operations for the fiscal year ended September 30, 2001.

Ariba, Inc.

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 31, 2002	By:	/s/ James W. Frankola
		Name:	James W. Frankola
		Title:	Executive Vice President and Chief Financial Officer